UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-54779

Meetinghouse Bancorp, Inc.
(Exact name of registrant as specified in its charter)

2250 Dorchester Avenue, Dorchester, Massachusetts 02124; (617) 298-2250
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒ (1)
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (2)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)
Meetinghouse Bancorp, Inc., a bank holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4), as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the class of securities described above.

(2)
Meetinghouse Bancorp, Inc. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Greer Bancshares, Incorporated; March 4, 2015).

Approximate number of holders of record as of the certification or notice date:  161

Pursuant to the requirements of the Securities Exchange Act of 1934, Meetinghouse Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 21, 2015	By:	/s/ Anthony A. Paciulli
Anthony A. Paciulli
President and Chief Executive Officer